Catherine X. Pan Attorney Catherine.Pan@hellerehrman.com Direct +1 (212) 847-8671 Main +1 (212) 832-8300 Fax +1 (212) 763-7600

April 19, 2007

Via Facsimile and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7410
Attention: Ms. Jill Davis

Re:	Puda Coal, Inc.
Amendment No. 5 to Registration Statement on Form SB-2
Filed March 21, 2007

Form 10-KSB/A-3 for Fiscal Year Ended December 31, 2005
Filed February 2, 2007

Forms 10-QSB/A for Fiscal Quarters Ended September 30, 2006,
June 30, 2006, March 31, 2006, September 30, 2005 and June 30, 2005
Filed February 2, 2007

Response Letter Dated February 27, 2007
File No. 333-85306

Dear Ms. Davis:

On behalf of Puda Coal, Inc. (the “Registrant”), we are responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated March 21, 2007 commenting on the above referenced filings and the Registrant’s response letter to the Commission dated February 27, 2007, regarding the amendment to the Registrant’s registration statement on Form SB-2 (333-85306) (the “Registration Statement”). The Registrant has amended the above referenced reports according to the Staff’s comments in the March 21 letter and filed such amendments with the Commission on April 16 and April 18, 2007, respectively. In the package we sent to you via Federal Express today, we have included copies, clean and marked, of the amendments along with this letter for your review.

Ms. Jill Davis, Branch Chief
Securities and Exchange Commission
April 19, 2007

For your convenience, we have repeated each comment from the Staff’s March 21 letter immediately prior to our response below.

Form SB-2/A-5 filed March 21, 2007

1.	As necessary, revise the Form SB-2 to conform to changes made to Forms 10-KSB and 10-QSB in response to our comments below.

The Amendment No. 6 on Form SB-2 filed by the Registrant on April 18, 2007 has been revised to conform to the changes made to Forms 10-KSB and 10-QSB in response to the Staff’s comments in the March 21 letter.

Form 10-KSB/A-3 for the Fiscal Year Ended December 31, 2005

Consolidated Balance Sheet

2.
Please support your presentation of the line item “Less: reclassified to temporary equity.” Since your restatement is to present the correction of an error and to show the Option to buy-out Shanxi Coal as temporary equity, it is unclear why you show this line item as what appears to be a contra-stockholders’ equity account. Please revise or contact us to further discuss your presentation. This comment applies to like disclosure in the other filings you recently amended.

The presentation has been revised in the amendments to all the applicable filings referenced above to remove the contra-stockholders’ equity line item on the consolidated balance sheet.

Consolidated Statements of Operations

3.
We note that you present pro forma net (loss)/income and basic and diluted pro forma (loss)/earnings per share. Please tell us the basis for your presentation and cite the applicable accounting guidance that you have followed. Please contact us at your earliest convenience so that we may discuss your presentation further. This comment applies to like disclosure in the other filings you recently amended.

 Ms. Jill Davis, Branch Chief
Securities and Exchange Commission
April 19, 2007

The pro forma earnings (loss) per share has been removed in the amendments to all the applicable filings referenced above. A presentation that is analogous to the two-class method in SFAS 128 is now included in the consolidated statements of operations.

Controls and Procedures

4.
We note your statement that “The revisions to the financial statements relate to complicated accounting matters while the Company had the correct information regarding the conversion, feature warrants, debt issuance and Option to buy-out Shanxi Coal and therefore believes its has adequate disclosure controls and procedures, it came to the wrong conclusion regarding applicable accounting treatments.” Please revise your conclusion to use the term effective or ineffective, as appropriate.

The above disclosure has been revised in the amendment to the applicable filing referenced above to comply with this comment.

Exhibits 31.1 and 31.2

5.
We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should refer to the Company throughout the certification as the “small business issuer” instead of as the “registrant.”

The Section 302 certifications have been revised in the amendment to the applicable filing referenced above to conform to the exact text of Item 601(b)(31) of Regulation S-B.

Form 10-QSB/A-2 for the Fiscal Quarter Ended September 30, 2006

Unaudited Consolidated Balance Sheet

6.
Please support your presentation of the line item “Less: reclassified to temporary equity.” Since your restatement is to present the correction of an error and to show the Option to buy-out Shanxi Coal as temporary equity, it is unclear why you show this line item as a top-side adjustment to stockholders’ equity. Please revise accordingly or contact us to further discuss your presentation.

 Ms. Jill Davis, Branch Chief
Securities and Exchange Commission
April 19, 2007

The presentation has been revised in the amendment to the applicable filing referenced above to remove the contra-stockholders’ equity line item on the consolidated balance sheet.

Consolidated Statements of Operations

7.
We note that you present pro forma net (loss)/income and basic and diluted pro forma (loss)/earnings per share. Please tell us the basis for your presentation and cite the applicable accounting guidance that you have followed. In addition, please tell us why you do not similarly present these items for the three and nine months ended September 30, 2006. Please contact us at your earliest convenience so that we may discuss your presentation further.

The pro forma earnings (loss) per share has been removed in the amendment to the applicable filing referenced above. A presentation that is analogous to the two-class method in SFAS 128 is now included in the consolidated statements of operations.

Controls and Procedures

8.
We note your statement that “The revisions to the financial statements relate to complicated accounting matters while the Company had the correct information regarding the conversion, feature warrants, debt issuance and Option to buy-out Shanxi Coal and therefore believes its has adequate disclosure controls and procedures, it came to the wrong conclusion regarding applicable accounting treatments.” Please revise your conclusion to use the term effective or ineffective, as appropriate.

The above disclosure has been revised in the amendment to the applicable filing referenced above to comply with this comment.

Exhibits 31.1 and 31.2

9.
We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should refer to the Company throughout the certification as the “small business issuer” instead of as the “registrant.”

 Ms. Jill Davis, Branch Chief
Securities and Exchange Commission
April 19, 2007

The Section 302 certifications have been revised in the amendment to the applicable filing referenced above to conform to the exact text of Item 601(b)(31) of Regulation S-B.

Form 10-QSB/A-2 for the Fiscal Quarter Ended June 30, 2006

Controls and Procedures

10.
We note your statement that “The revisions to the financial statements relate to complicated accounting matters while the Company had the correct information regarding the conversion, feature warrants, debt issuance and Option to buy-out Shanxi Coal and therefore believes its has adequate disclosure controls and procedures, it came to the wrong conclusion regarding applicable accounting treatments.” Please revise your conclusion to use the term effective or ineffective, as appropriate.

The above disclosure has been revised in the amendment to the applicable filing referenced above to comply with this comment.

Exhibits 31.1 and 31.2

11.
We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, i) you should refer to the Company throughout the certification as the “small business issuer” instead of as the “registrant,” ii) you should not make reference to the type of report (i.e. quarterly or annual), other than in the first paragraph, and iii) paragraph 4(b) should not make reference to an evaluation of the effectiveness of your disclosure controls and procedures “as of a date within 90 days prior to the filing date.” Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions, located at http://www.sec.gov/divisions/corpfin/faqs/ soxact2002.htm and Item 601(h)(31) of Regulation S-K for the exact text of the required Section 302 certification.

 Ms. Jill Davis, Branch Chief
Securities and Exchange Commission
April 19, 2007

The Section 302 certifications have been revised in the amendment to the applicable filing referenced above to conform to the exact text of Item 601(b)(31) of Regulation S-B.

Form 10-QSB/A-2 for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures

12.
We note your statement that “The revisions to the financial statements relate to complicated accounting matters while the Company had the correct information regarding the conversion, feature warrants, debt issuance and Option to buy-out Shanxi Coal and therefore believes its has adequate disclosure controls and procedures, it came to the wrong conclusion regarding applicable accounting treatments.” Please revise your conclusion to use the term effective or ineffective, as appropriate.

The above disclosure has been revised in the amendment to the applicable filing referenced above to comply with this comment.

Exhibits 31.1 and 31.2

13.
We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should refer to the Company throughout the certification as the “small business issuer” instead of as the “registrant.”

The Section 302 certifications have been revised in the amendment to the applicable filing referenced above to conform to the exact text of Item 601(b)(31) of Regulation S-B.

Form 10-QSB/A-1 for the Fiscal Quarter Ended September 30, 2005

Exhibits 31.1 and 31.2

14.
We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should refer to the Company throughout the certification as the “small business issuer” instead of as the “registrant.”

 Ms. Jill Davis, Branch Chief
Securities and Exchange Commission
April 19, 2007

The Section 302 certifications have been revised in the amendment to the applicable filing referenced above to conform to the exact text of Item 601(b)(31) of Regulation S-B.

Form 10-QSB/A-1 for the Fiscal Quarter Ended June 30, 2005

Exhibits 31.1 and 31.2

15.
We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, i) you should refer to the Company throughout the certification as the “small business issuer” instead of as the “registrant,” ii) you should not make reference to the type of report (i.e. quarterly or annual), other than in the first paragraph, and iii paragraph 4(b) should not make reference to an evaluation of the effectiveness of your disclosure controls and procedures “as of a date within 90 days prior to the filing date.” Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 — Frequently Asked Questions, located at http://www.sec.gov/divisions/corp/fin/faqs/ soxact2002/htm and Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification.

The Section 302 certifications have been revised in the amendment to the applicable filing referenced above to conform to the exact text of Item 601(b)(31) of Regulation S-B.

General

16.
In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements (EITF 00-19-2). EITF 00-19-2 addresses an issuer’s accounting for registration payment arrangements. In light of this guidance, please consider the nature of the registration payment arrangement associated with your issuance of $12,500,000 aggregate principal amount of 8% unsecured convertible notes and related warrants to determine whether you should apply the transition guidance in the EITF. Please confirm to us that you will take this guidance into consideration in preparation of your Form 10-QSB for the fiscal quarter ended March 31, 2007.

 Ms. Jill Davis, Branch Chief
Securities and Exchange Commission
April 19, 2007

The Registrant confirms to the Staff that it will take the guidance in FASB Staff Position No. EITF 00-19-2, “Accounting for Registration Payment Arrangements” into consideration in preparation of our Form 10-Q for the fiscal quarter ended March 31, 2007.

We would like to take this opportunity to seek a confirmation from the Staff that the Registrant is eligible to use Form SB-2 for its amendment to the Registration Statement even though the Registrant would not be deemed a “small business issuer” as defined in Rule 405 of the Securities Act of 1933, as amended and Item 10(a) of the Regulation S-B, so long as the Registrant files the amendment before May 15, 2007, the day the Registrant would be required to include its financial statements for the quarterly period ended March 31, 2007 in the Registration Statement.

We thank the Staff for its continuing courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact me or my colleague, Stephen M. Davis, who can be reached at 212-847-8798.

Sincerely,

/s/ Catherine X. Pan Catherine X. Pan

cc:	Jennifer Goeken
Carmen Moncada-Terry